August 29, 2011

Via Edgar
Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.20549

Re:	Education Realty Trust, Inc.
Form 10-K for fiscal year ended December 31, 2010
Filed March 9, 2011
File No. 1-32417

Dear Mr. Woody:

The following sets forth the responses of Education Realty Trust, Inc. ( “EDR”) to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on EDR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 in the Staff’s letter (the “Comment Letter”) dated August 8, 2011.  The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, which for your convenience we have incorporated into this response letter in italics.

Form 10-K for the year ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements, page 68

2. Summary of significant accounting policies, page 68 Revenue recognition, page 73

Third-party development services revenue, page 74

Comment #1:  We note your response to prior comment 4 from our letter dated June 15, 2011. Please address the following:

Mr. Kevin Woody
August 29, 2011

a.
Please tell us how the scope exemption per ASC 810-10-15-5 applies to this transaction. Specifically, tell us how you determined that 929 N. Wolfe Street LLC (“929”), a subsidiary of a East Baltimore Development, Inc. (“EBDI”) and considered a non-profit 501(c)(3) entity for tax purposes, is considered a not-for-profit entity under the accounting literature as defined in ASC 958.

Response:	In response to the Staff’s comment, we supplementally advise the Staff of the following additional details regarding EDR’s analysis of 929’s qualification as a not-for-profit as defined in ASC 958.

Establishing whether 929 is a Not-For-Profit Entity as defined in the Master Glossary

The Master Glossary within the Codification defines a not-for-profit entity, stating, in part:

An entity that possesses the following characteristics, in varying degrees, that distinguish it from a business entity:
a)	Contributions of significant amounts of resources from resource providers who do not expect commensurate or proportionate pecuniary return.
b)	Operating purpose other than to provide goods or services at a profit.
c)	Absence of ownership interests like those of business entities.

In regards to item a) above it is noted that 929 will collect rent from the occupants of the project that is being constructed.  Beyond the net income from rental revenue, 929’s only other resource providers are EBDI, a NFP and sole member of 929, and the Annie E. Casey Foundation, a NFP that has pledged financial support to both 929 and EBDI on a contributory basis with no required or expected returns.  In considering how the rent from occupants might impact whether 929 is a not-for-profit entity as defined in ASC 958, we looked to the guidance in paragraph 12 of Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements (CON 6), which states:

Business enterprises and not-for-profit organizations obtain the resources they need from various sources.  Business enterprises and some not-for-profit organizations sell the foods and services they produce for cash or claims to cash.  Both buy goods and services for cash or by incurring liabilities to pay cash.  Business enterprises receive resources from investments in the enterprise by owners, while not-for-profit organizations commonly receive significant amounts of resources from contributors who do not expect to receive either repayment or economic benefits proportionate to resources provided.  Those contributions are the major source of resources for many not-for-profit organizations but are not significant for other not-for-profit organizations or for most business enterprises. [emphasis added]

Mr. Kevin Woody
August 29, 2011

Although not authoritative, the guidance in CON 6 acknowledges that in regard to items a) and b) above 929 has the same characteristics (namely selling goods and services for cash or claims to cash) as other not-for-profits.  Furthermore, we observe that not-for-profit universities or hospitals that are considered not-for-profits as defined in ASC 958 typically fund a significant portion of their operating budget with tuition or medical payments received from their students or patients and such payments do not disqualify the university or hospital from being a not-for-profit entity.  Thus, recognizing that 929 will receive some resources from EBDI and the Annie E. Casey Foundation, we ultimately concluded that the characteristic in a) is present.

When considering items b) and c) it is important to remember that 929 was formed by EBDI, its sole member, which is itself a substantive not-for-profit, to further EBDI’s non-profit mission of revitalizing East Baltimore, as it was charged to do by the City of Baltimore.  This portion of the revitalization plan specifically replaces run-down and vacant buildings in the community with vibrant and affordable student housing and retail space that will support Johns Hopkins’ Science + Technology Park and the surrounding area.  929 was formed as a single member LLC with EBDI as the sole member.  Although 929 is a separate legal entity from EBDI we note that 929:

•	Would not have been formed and the project would have been directly owned by EBDI if it were not specifically requested to do so by the State of Maryland for property tax abatement considerations
•	Is 100% owned by EBDI,
•	Has the sole operating purpose of furthering the mission of EBDI,
•	Does not have any employees,
•	Employees of EBDI run and manage the business of 929, and
•
Will distribute residual cash flows (projected to be approximately $700,000 per year after debt service costs) to EBDI, and such funds will remain within the confines of EBDI’s not-for-profit operations and be used by EBDI to further its not-for-profit mission.

This combination of facts led us to conclude that 929 is an integral part of EBDI and is in substance an extension of EBDI and that 929 should basically be considered or treated as a disregarded entity, which is consistent with how it will be treated for tax purposes.  As such 929 is conducting business not for the purpose of providing goods or services at a profit but to further the mission of EBDI.  Following the same conclusion that 929 is a part of or an extension of EBDI, there is an absence of ownership interests like those of business entities.  As such we deemed that items b) and c) above exist.

The definition of a not-for-profit entity in the Master Glossary of the Codification continues:

Mr. Kevin Woody
August 29, 2011

Entities that clearly fall outside this definition include the following:
a)	All investor-owned entities.
b)
Entities that provide dividends, lower costs, or other economic benefits directly and proportionately to their owners, member, or participants, such as mutual insurance entities, credit unions, farm and rural electric cooperatives and employee benefit plans.

As described in our discussion of characteristics b) and c) above we do not believe 929 represents an investor owned entity, but instead is a part of or an extension of EBDI, a not-for-profit entity, and that exclusion item a) above does not exist.  In regards to exclusion item b) the only future economic benefit provided by 929 is the distribution of excess cash flows to EBDI, of which 929 is in substance a part or extension as discussed above.  As such exclusion item b) was not deemed to exist as well.

Having determined that to varying degrees characteristics a), b) and c) of the definition of a not-for-profit entity are present and that exclusion items a) and b) are not, we concluded that 929 is a not-for-profit entity as defined in the Master Glossary.  We believe that this conclusion is consistent with the intent of EBDI and the substance of the transactions.  This conclusion is also consistent with the guidance in the response to Question 15 of the FASB Implementation Guide to FAS 116 and FAS 117, which indicates that “Not-for-profit organizations have those characteristics [in a, b and c] in varying degrees and they need not possess all three characteristics.”

Determining if 929 was used to Circumvent the Provisions of the VIE Subsections

Having concluded that 929 meets the definition of a not-for-profit entity, we next considered whether 929 was being used in a manner similar to a VIE in an effort to circumvent the provisions of the Variable Interest Entities Subsections.  With regards to this point, we observe that 929 was formed for a substantive business purpose, which at the direction of the State of Maryland was to obtain a property tax exemption for the collegiate housing project, reducing the projects operating costs and allowing for more affordable rents.

As such we concluded it was clear that 929 was not formed for the purpose of circumventing the Variable Interest Entities Subsection of the Codification and as such that the not-for-profit scope exemption to the Variable Interest Entity Subsections of the Codification appropriately applies.

b.
Please address how your use of 929 is not in a manner similar to that of a variable interest entity, considering you acknowledge that “EDR takes on substantially all of the risk during the construction period” and that “EDR is using its own capital to fund the construction.” As such, please further support how such risk does not require your consolidation of the Johns Hopkins Medical Institute development project;

Mr. Kevin Woody
August 29, 2011

Response:
In response to the Staff’s comment, we supplementally advise the Staff that, if you exclude the scope exemption for not-for-profit entities (although as discussed above we do not believe this is appropriate), 929 would qualify as a VIE under ASC 810-10-15-14.  This is due to the fact that the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support.

While researching and concluding on the not-for-profit exemption, we also assessed the VIE guidance to determine if we would be required to consolidate the VIE were the exemption not applicable to this transaction. Under the VIE model in ASC 810-10-25-38A:

A reporting entity with a variable interest in a VIE shall assess whether the reporting entity has a controlling financial interest in the VIE and, thus, is the VIE’s primary beneficiary.  A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics: 1) The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.  And 2) The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

In considering the guidance in ASC 810-10-25-38A, EDR concluded, that EDR (through the financing provided to 929), EBDI (through its status as the sole member of 929), JHU (through its right to obtain ownership of the housing project at the end of its 40 year-useful life) and various other parties (e.g. lenders, counterparties on maximum guarantee contracts, etc.) all possess the second characteristic in ASC 810-10-25-38A, and thus we focused our analysis on identifying which party, if any, would meet the first characteristic in ASC 810-10-25-38A.

For the reasons articulated below, we concluded that EDR does not possess the power to direct the activities of 929 that will most significantly impact 929’s economic performance, but that instead this power is held by EBDI.  Thus, we concluded that we would not be the primary beneficiary of 929 if 929 were to be included in the scope of the Variable Interest Entities subsection of ASC 810-10.

The purpose of 929 will be to provide graduate student housing to JHU medical students, interns and residents.  More specifically, 929 is to construct, own and operate the student housing property over the estimated 40-year useful life of the property.  The relevant activities that most significantly impact 929’s economic performance over the project’s 40-year useful life include:

Mr. Kevin Woody
August 29, 2011

•	The development and construction of the property over approximately two years.

•
Operating the property following the completion of construction.  Activities inherent in operating the property include: developing a market based marketing / leasing plan for leasing the property to students, repairing and maintaining the student housing property, and other ongoing operations for the estimated 40-year life of the student housing property.

With regards to the first activity, we note that EDR will oversee and guarantee the on time development of the project within the development budget.  EDR mitigates this risk by entering into a guaranteed maximum price with the general contractor and by having an adequate contingency amount in the development budget.  929/EBDI approved the original plans, design and budgets and is required to approve any change orders for construction during the development of the project.  Thus we believe that the power to direct this activity (in a manner that is consistent with plans originally agreed to at inception of the project) resides with 929/EBDI.

With regards to the second activity, we note that subsequent to completion of the development, EDR has the duty to oversee day-to-day operations of the property in accordance with the business plan under the 10 year management contract.  EDR will propose a capital expenditure budget and an operating budget annually that MUST be reviewed, approved and executed by 929/EBDI.  Because 929/EBDI has review and approval rights on all annual capital expenditures, and EDR (during the term of the management contract) is limited to executing to the budgets approved by 929/EBDI, we believe that the power to direct the most significant operating decisions during the estimated life of ongoing operations resides with 929/EBDI.

We believe the conclusion that EBDI possesses the power to direct the activities that will most significantly impact the economic performance of 929 is also consistent with the fact that EBDI is entitled to receive 100% of the residual cash flows of 929 (which are projected to be approximately $700,000 per year after debt service costs) for purposes of  furthering EBDI’s not-for-profit mission, and that EBDI is contractually obligated to fund any operating shortfalls through its requirement to initially fund, and subsequently maintain a $2.5 million reserve account.

On the basis of the analysis above, we concluded that EDR does not possess the first characteristic in ASC 810-10-25-38A, and thus if 929 were to be within the scope of the Variable Interest Entities subsection of ASC 810-10, EDR would not be the primary beneficiary of, and therefore would not consolidate 929.

Mr. Kevin Woody
August 29, 2011

Aside from the VIE guidance discussed above, EDR also considered the control by contract guidance under ASC 810-10-25-60 to 79 as summarized in our previous response and determined that EDR would not consolidate 929.  Lastly, we considered the voting interest entity model under ASC 810.  However, EDR has no representation on EBDI’s board of directors and EDR has no membership interests (managing or otherwise) in 929.  EBDI is the single managing member of 929.  As such, the voting interest model would also preclude consolidation of 929 in EDR’s financial statements.

c.
Please tell us why you are not recognizing the different revenue streams (e.g., development fee and construction loan guarantee, among others) based on the accounting literature applicable to such transactions;

Response:
In response to the Staff’s comment, we supplementally advise the Staff that we are applying the real estate syndication profit recognition guidance under ASC 970-605-25 as we believe this guidance is most appropriate to apply based on the substance of the transaction. This specific industry guidance is as equally authoritative as the stand-alone revenue recognition guidance under ASC 605-35-25, 835-30-25 and 605-20-25 related to development services revenue, interest income, and guarantee fees, respectively.

In our research we recognized that the lack of a substantive equity investment in 929 by EBDI and the addition of the mezzanine loan and construction loan guarantee altered the substance and added risks to the typical development/construction services provided by EDR.  During the construction period and while the mezzanine loan and construction loan guarantee are outstanding, EDR has much of the risk of the project (other than, for example, the risk absorbed by the general contractor due to the guaranteed maximum price contract). This heightened degree of risk raised significant question as to whether the true economic substance of the transaction would be reflected if the stand-alone revenue recognition guidance for each of the separate revenue streams were applied. We concluded that the real estate syndication guidance was developed to provide appropriate accounting guidance for transactions with economics similar to EDR’s in this transaction, and that by following the syndication guidance we would best capture the economics and substance of the transaction. Syndication guidance appears to be based on the principle that when various discrete revenue streams are intertwined in one real estate development project, which is typical in syndication transactions, the revenue recognition pattern should depart from recognizing each revenue stream separately, and instead should follow the principles of ASC 360-20, Real Estate Sales. Hence, the ability to recognize revenue becomes subject to the factors specified in ASC 360-20, and not solely to the earnings process related to the particular revenue stream (provision of services for the development fee, or the passage of time for the interest income on the mezzanine loan, for instance). Under ASC 360-20-40 profit on a real estate transaction is recognized when a sale is consummated, the buyer's initial and continuing investments are adequate to demonstrate a commitment to pay for the property, the seller's receivable is not subject to future subordination and the seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property.  Based on the facts discussed above it is likely that 929 will not have an “adequate initial and continuing investment” in the property and EDR will have a “substantial continuing involvement with the property” until refinancing of the project, which includes repayment of the $18 million mezzanine loan and elimination of the loan guarantee.  As such EDR will not recognize the development services revenue, guarantee fee revenue or interest income earned on the debt until that time.

Mr. Kevin Woody
August 29, 2011

The following highlights some of the more pertinent excerpts from ASC 970-605 as discussed in our original response related to the application of the real estate syndication guidance. ASC 970-605-25-7 b. states; “Except for fees for which future services must be performed and syndication fees, all fees charged by the syndicator to the partnership as part of the syndication transaction shall be added to the sales price in the imputed sales transaction to arrive at the deemed sales value of the real estate syndication transaction.” In addition ASC 970-605-30-4 states “Fees for future services excluded from the sales value include fees for managing properties and brokerage commissions on sales of properties by partnerships but do not include fees directly related to the acquisition or initial financing of syndication properties, such as cash flow guarantee fees, initial loan fees, and rent-up guarantee fees.”  Based on these definitions, only the fees related to the management contract require the performance of future services while all other fees related to the project do not and would have to be recognized as profit on the real estate transaction in compliance with subtopic 360-20.  Finally, ASC 970-605-25-2 states that syndication guidance applies even when the syndicator never owned the real estate being developed, as is the case here.

d.
Please provide to us additional analysis supporting your belief that the Johns Hopkins Medical Institute development project is most analogous to a real estate syndication.  Specifically, please tell us what the aspects of a real estate syndication your project does not meet; and

Response:
In response to the Staff’s comment, we supplementally advise the Staff of the following thought process as it relates to this transaction and its comparison to real estate syndications. The Codification Master Glossary defines Syndication Activities as “Efforts to directly or indirectly sponsor the formation of entities that acquire interests in real estate by raising funds from investors. As consideration for their investments, the investors receive ownership or other financial interests in the sponsored entities. All general partners in syndicated partnerships are deemed to perform syndication activities.” ASC 970-605-5-4 further describes the activities typically performed by a syndicator as follows:

Mr. Kevin Woody
August 29, 2011

In order to earn commissions and fees, syndicators perform a variety of services and activities. For example, they:

a.	Organize partnerships
b.	Sell (syndicate) debt or equity interests in the partnerships to third parties
c.	Sell real estate to the partnerships, arrange for the partnerships to purchase real estate directly from (or sell it directly to) third parties
d.	Develop or supervise construction of partnership properties
e.	Raise or provide funds for use by the partnerships
f.	Provide income or cash-flow guarantees to the partnerships
g.	Provide initial and long-term property management services to the partnerships.

As the definition indicates a syndicator initiates a real estate transaction; for example a syndicator would “cobble together” land for a proposed real estate development, develop plans and then search for and identify investors for the project.  In effect a syndicator creates income for itself by initiating a transaction and then provides services to the project and the investors it brings to the deal.

In this transaction EBDI had the need for and initiated the project and is the sole owner of the project.  EBDI selected EDR to be the development and construction consultant to the project for fees customary in the industry for such services.  This transaction lacks the aspect of “…acquire(ing) interest in real estate by raising funds from investors,” as EBDI is the owner and initiated the project.  However, we recognized that the lack of a substantive equity investment in 929 by EBDI and the addition of the mezzanine loan and construction loan guarantee added economics beyond the typical development/construction services provided by EDR.  The added economics resulted in EDR assuming risk during construction and raised significant question as to the transfer of risk.  Thus, even though there will likely be no future investors other than EBDI, the level of risk retained by EDR indicated that this particular criterion should not be determinative, and that the revenue recognition principles of ASC 360-20 would be appropriate.

With regard to the activities noted in 5-4 above, several are clearly present – d, e (via the mezzanine loan) and g.  For condition (a), a partnership (929) was organized as part of the project, although that was driven more by the business needs of EBDI than by EDR. For condition (b), there will be a future need to obtain permanent financing to replace the construction and mezzanine loans, and EDR will be involved in that process. For condition (c), land was acquired by EBDI and 929 as part of the development project, so the activity occurred albeit it was not performed by EDR. Condition (f) is not present.

Mr. Kevin Woody
August 29, 2011

We concluded that, although the transaction lacked the aspect of raising funds from investors and other activities as noted above, the types of services provided and the transfer of risk issues made syndication guidance the most appropriate and applicable guidance to be used to direct revenue recognition for this project. We also observe that the model we used is the standard guidance for real estate sales. This industry specific guidance incorporates elements of conservatism in the recognition of revenue due to risks unique to real estate.

e.
Please also tell us why you believe the repayment of the subordinated financing is the triggering event to record the development services and guarantee fee revenue as well as interest income on the second mortgage.

Response:	In response to the Staff’s comment, we refer the Staff to the following from EDR’s initial response letter dated June 29, 2011 as reference.

Under ASC 360-20-40 profit on a real estate transaction is recognized when a sale is consummated, the buyer's initial and continuing investments are adequate to demonstrate a commitment to pay for the property, the seller's receivable is not subject to future subordination and the seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property.  Based on the facts discussed above, 929 will not have an “adequate initial and continuing investment” in the property until a refinancing transaction occurs.  As such EDR will not recognize the development services revenue, guarantee fee revenue or interest income earned on the debt until that time.

It should be noted that it was the combination of 929’s lack of an “adequate initial and continuing investment,” combined with EDR’s “substantial continuing involvement with the property” that precluded recognition of revenue as it was being earned.  We concluded that, based on the intent of 929/EBDI at the time of our review, EDR would continue to have a “substantial continued involvement with the property” until refinancing of the project, including repayment of the $18 million mezzanine loan and elimination of the loan guarantee. At that point revenue recognition would occur in accordance with ASC 360-20-40.  We acknowledge that a partial repayment of the mezzanine loan or other possible events, such as 929 receiving additional financial support from EBDI or others, could result in the sections of ASC 360 being satisfied prior to a complete repayment of the mezzanine loan, which could trigger earlier recognition of revenue.

Future Periodic Reports

In  response to the Staff’s letter, we additionally advise the Staff that in future filings, beginning with its Form 10-Q for the quarter ended September 30, 2011, EDR will include additional disclosure in footnote 2 of the condensed consolidated financial statements regarding the transaction in an effort to provide more clarity to the users of EDR’s financial statements. The following is an excerpt from footnote 2 with the additional disclosures in bold:

Mr. Kevin Woody
August 29, 2011

On July 14, 2010, the Trust entered into definitive agreements for the development, financing and management of a $60.7 million, 20-story, 572-bed graduate collegiate housing complex at the Science + Technology Park at Johns Hopkins Medical Institute.  The Trust will develop and manage the building, which will be constructed on land owned by Johns Hopkins University and leased to a subsidiary of East Baltimore Development, Inc., a nonprofit partnership of private and public entities dedicated to Baltimore’s urban revitalization. Under terms of the agreements, the Trust will (a) receive development and construction oversight fees and reimbursement of pre-development expenses, (b) invest in the form of an $18.0 million second mortgage, (c) receive a $3.0 million fee for providing a repayment guarantee of the construction first mortgage, and (d) receive a 10-year management contract. As of June 30, 2011, the note receivable for the second mortgage had a balance of $18.0 million and is recorded in notes receivable in the accompanying condensed consolidated balance sheet.  The Trust does not have an ownership interest of any form that would require consolidation. However, due to its substantial continuing financial commitments to the project along with other factors, the Trust will not recognize the development services revenue, guarantee fee revenue and interest income earned on the second mortgage until the second mortgage is repaid and the Trust no longer has a substantial continuing financial involvement. If the construction loan and second mortgage had been repaid prior to June 30, 2011, the Trust would have recognized development services revenue net of costs of $1.1 million, guarantee fee revenue of $3.0 million and interest income of $1.0 million since the commencement of the project.

***********************

If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact the undersigned, at (901) 259-2507 or our outside counsel Helen W. Brown, at (901) 543-5918.

Sincerely,
/s/ Randall H. Brown
Randall H. Brown
Executive Vice President, Chief Financial Officer, Treasurer and Secretary